Calculation of Filing Fee Tables

SC TO-I

CAIS Sports, Media and Entertainment Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees Previously Paid	(1)	$8,199,801.71	0.00013810	$1,132.39
	Total Transaction Valuation	$8,199,801.71
	Total Fees Due for Filing			$1,132.39
	Total Fees Previously Paid			$1,132.39
	Total Fee Offsets			$0
	Net Fee Due			$0

Offering Note(s)

(1)	Calculated as the aggregate maximum purchase price for common shares of beneficial interest, based on the net asset value of CAIS Sports, Media and Entertainment Fund as of March 31, 2026. The fee of $1,132.39 was paid in connection with the filing of the Schedule TO-I by CAIS Sports, Media and Entertainment Fund (File No. 005-95698) on May 15, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.